Filed by Nalco Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Nalco Holding Company
Commission File No.: 001-32342

Email to Employees

On July 20, 2011, Erik Frywald, Chairman and Chief Executive Officer of Nalco Holding Company (“Nalco”), sent the following email regarding the proposed merger of Nalco and Ecolab Inc. to employees of Nalco:

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,”  “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast”  (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Nalco and Ecolab, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Nalco and Ecolab that will also constitute a prospectus of Ecolab relating to the proposed transaction.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Nalco, Ecolab and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary  or by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary and security holders may also read and copy any reports, statements and other information filed by Nalco or Ecolab with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Nalco, Ecolab and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on
March 14, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

To:  Nalco team

From:  Erik Fyrwald

Today we announced our intent to merge with Ecolab to create an $11 billion+ world leader in water, energy, cleaning and sanitation solutions.

Once final, we will have nearly 39,000 employees serving customers in more than 160 countries, working towards a broader purpose of creating a cleaner, safer, healthier and more sustainable world.

As you may know, Ecolab is already the global leader in cleaning, sanitizing, food safety and infection protection products and services – and operates with tremendous similarities to Nalco in business models and values such as safety and integrity.  With sales of $6 billion and more than 26,000 associates, Ecolab delivers comprehensive programs and services to foodservice, food and beverage processing, healthcare, and hospitality markets in more than 160 countries. The company is based in St. Paul, Minnesota and trades on the New York Stock Exchange (NYSE:ECL).

Because of our success and strong market positions, we now have the opportunity to merge with Ecolab. This merger will enable us to further accelerate our aggressive growth strategy in combination with a company that also focuses in their markets on providing differentiated technology deployed through customer-intimate, on-site service. You and your teams have worked tirelessly to make a difference for our customers, driving the ambitious growth that has given us this opportunity.

Given previous ownership changes, I am sure you have many questions about this pending merger. Unlike previous ownership changes, Nalco will continue to control many aspects of its business and operations, while gaining the ability to leverage Ecolab’s added capabilities, customer relationships and strong financial position.  Prior owners wanted to take cash out of Nalco.  Ecolab wants to help us accelerate our growth investments.

Importantly, Nalco will continue to conduct business under the world-leading Nalco brand.

This merger is designed to drive growth.  We have already decided that our business unit and technology groups will not be asked to drive cost synergies given the extensive growth potential ahead of us.  We expect to derive savings of $150 million in infrastructure, overlapping functional areas and sourcing agreements over the next few years.  These efforts are in line with the work we have continued to do each year to deliver savings through our Get FIT efforts, with recent results of $122 million annually in savings just at Nalco.

We are bringing together two very strong companies whose capabilities and cultures are complementary—not duplicative—and whose business models are similar.  We share deeply held beliefs about how to drive our businesses.  We share a commitment to exceptional technology in our respective fields and a passion for great on-the-ground service in our customers’ operations.  Exceptionally talented and capable people at both companies are dedicated to uncompromising service and growth. Additionally, both companies are committed to sustainability – helping customers manage water, energy and other resources with care.

There are a few more steps that must be taken before the merger is final.  The agreement has been approved by the boards of directors of both companies and now also must be approved by both companies’ shareholders.  There also are other customary closing conditions, including regulatory approvals.  We expect that the merger will be finalized sometime in the fourth quarter this year.

Merging two large organizations is a complicated task and will take some time.  The management teams of both companies will work closely together to develop our integration plans and we will keep you informed as we go through this transition.  The merger will open many more exciting career opportunities for our talented people as we grow and bring our teams together.

As we transition to a combined business, the goal of both organizations is to continue to provide the highest levels of service and minimize any disruptions to our customers.  As always, our focus has to remain on doing what we do so well—taking care of our customers.

The key to our past success has been our people and your ability to respond to change with agility, to create value for our customers through deep expertise and to find solutions to challenging problems. This merger allows us to build off our past success while accelerating our future growth. With this merger, we are committed to creating a stronger, more viable and sustainable business for the future for our customers, employees and new shareholders.

Erik